Exhibit 23-1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bryn Mawr Bank Corporation:

We consent to the incorporation by reference in the Registration Statements on Form S-8 of Bryn Mawr Bank Corporation of our reports dated March 8, 2006, with respect to the consolidated balance sheets of Bryn Mawr Bank Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the years ended December 31, 2005 and 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Bryn Mawr Bank Corporation.

(signed) KPMG LLP

Philadelphia, Pennsylvania

March 8, 2006